Exhibit 7.02

FORM OF CONTRIBUTION AGREEMENT

This CONTRIBUTION AGREEMENT (this “Agreement”) is made and entered into as of June __, 2007, by and between __________ (the “Member”), and Edge Acquisition, LLC, a Delaware limited liability company (the “Company”).

R E C I T A L S

A.            The Company has entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated January 28, 2007, by and among the Company, Edge Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”) and Educate, Inc., a Delaware corporation (“Educate”), pursuant to which Merger Sub will be merged with and into Educate (the “Merger”).

B.            The Member desires to enter into that certain Amended and Restated Limited Liability Company Agreement of the Company (the “Amended and Restated LLC Agreement”), by and among the Member and the other signatories thereto, pursuant to which the Member shall become a member of the Company and receive Class D Units of the Company.

C.            In connection with the Amended and Restated LLC Agreement and in contemplation of the consummation of the Merger, the Member desires to contribute __________ shares of common stock of Educate (the “Rollover Shares”) in exchange for Class D Units of the Company, and the Company desires to accept the Rollover Shares in exchange for such Class D Units, all upon the terms and conditions set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.             Contribution of Assets.  The Member does hereby contribute, assign, transfer and deliver to the Company, and the Company does hereby accept from the Member, all of the Member’s right, title and interest in and to the Member.  In exchange therefor, the Company shall issue to the Member Class D Units in the Company on the terms and conditions set forth in the Amended and Restated LLC Agreement.

2.             Assumption of Liabilities.  The Company hereby agrees to indemnify the Member for any and all liabilities, losses, costs, damages and expenses incurred by the Member (“Losses”) to the extent that such Losses result from, arise out of, or relate to the Rollover Shares.

3.             Further Assurances.  The Member hereby covenants and agrees that, upon the request of the Company, it shall do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all such further acts, assignments, transfers, deeds, assurances and instruments as the Company may reasonably request to assign and transfer the Rollover Shares to the Company and otherwise to effectuate this Agreement.  The Company hereby covenants and agrees that, upon the request of the Member, it shall do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all such further acts, assignments, transfers, assurances and instruments as the Member may reasonably request to ensure the effective transfer and conveyance of the Rollover Shares, and assumption of any liabilities relating thereto by the Company and otherwise to effectuate this Agreement.

4.             Governing Law.  This instrument shall be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to principles of conflicts of law.

5.             Counterparts.  This instrument may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, this Contribution Agreement has been executed and delivered on the date first above written.

MEMBER:

By:
Name:
Its:

COMPANY:

Edge Acquisition, LLC

By:
Name:
Its:

Signature Page to Contribution Agreement